Mail Stop 6010

August 28, 2006

Mr. David Kirwan
Chief Financial Officer
Fischer Imaging Corporation
12300 North Grant Street
Denver, Colorado 80241

> **RE:** **Fischer Imaging Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No. 0-19386**

Dear Mr. Kirwan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant